

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2014

<u>Via E-mail</u>
Paul Rosenberg
Chief Executive Officer
mCig, Inc
800 Bellevue Way NE, Suite 400
Bellevue, Washington 98004

> **Re: mCig, Inc.**
> **Amendment No. 2 to Form 10-K for the year ended April 30, 2013**
> **Amendment No. 1 to Form 10-Q for the quarter ended October 31, 2013**
> **Form 8-K reporting an event dated January 24, 2014**
> **Amendment No. 1 to Form 8-K reporting an event dated February 24, 2014**
> **Filed March 21, 2014**
>
> **Form 10-Q for the Quarter Ended January 31, 2014**
> **Filed March 17, 2014**
>
> **File No. 333-175941**

Dear Mr. Rosenberg:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed March 21, 2014 reporting an event dated January 24, 2014</u>

1.  Please provide the audited and pro forma financial statements of Vapolution, Inc. under Rule 8-04 of Regulation S-X or tell us why such financial statements are not required.

2.  Please disclose the material terms of the stock acquisition agreement between the company and the four shareholders of Vapolution, including the following:

- None of Vapolution's assets were purchased by the company. Instead, all of Vapolution's existing assets and liabilities on the date of the acquisition were distributed to the former shareholders of Vapolution. The company only purchased "the future economic earnings of the business and any brand and intellectual assets." Explain what that means.

- At any time during the next five years, the former shareholders of Vapolution may rescind the agreement and return to full ownership of Vapolution simply by returning any of the mCig shares they have received as the purchase price. In the event of rescission, the former Vapolution shareholders will be able to keep any amount they have received under the earn-out provision of the agreement.

- The former shareholders of Vapolution are entitled to earn-outs over the next ten years. Specifically, they will receive the first $110,000 of EBITDA per year from Vapolution sales in each of the next ten years.

- The company will have no control over the business decisions within Vapolution for the next ten years because the former shareholders will continue to make all business decisions and have veto power over any decision within Vapolution.

- The former shareholders of Vapolution may resign from their positions at Vapolution at any time.

3.  Disclose why you purchased Vapolution without any of its assets. Disclose what assets the former shareholders retained, including any trademarks (such as the brand name), intellectual property, inventory, etc. Disclose whether the former shareholders of Vapolution may continue in the vaporizer business outside of Vapolution's business and whether they are subject to any non-compete agreements.

4.  Discuss the risks to the company of the ability of the former shareholders to rescind the agreement in the next five years and obtain full ownership of Vapolution, resign their positions at Vapolution at any time, and retain all control over business decisions at Vapolution. Also discuss the impact on the company of the earn-out provision, including how it will impact the profitability of Vapolution. To provide context, disclose Vapolution's EBITDA in the last fiscal year and most recent interim period. Also disclose when the earn-outs are determined and paid (e.g., quarterly or yearly).

Form 8-K/A filed March 21, 2014 reporting an event dated February 24, 2014

5.  We note your response to comment 11 and the amended Form 8-K. Please advise why both documents state that the sole asset being contributed is the pending trademark of "VitaCig," but the amended Form 8-K disclosure still references the contribution of intellectual property, cash, and web development services. Please identify the intellectual property, amount of cash and web development services that mCig, Inc. is contributing to

VitaCig, Inc or remove these references.  Also disclose when you submitted your application to trademark "VitaCig."

**Form 10-K for the fiscal year ended April 30, 2013**

**Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10**

**Results of Operations, page 11**

6.      We note your disclosure on page 10 that your only revenues for fiscal year 2013 were $50,000 of accrued deferred revenues related to your May 2010 agreement with Epik Investments Limited.  Your agreement with Epik Investment Limited, filed as Exhibit 10.4 to your Form 10-K/A, shows your CEO at the time, Benjamin Chung, signing the agreement as CEO of Epik Investments Limited and Eric Kyutae Chung signing as President of the company, Lifetech Industries, Inc.   Your fiscal year 2012 and 2013 Forms 10-K disclose Benjamin Chung as your sole officer and director, holding the positions of Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and Director.  Please disclose and explain Eric Kyutae Chung's relationship to the company and why he signed the agreement as the company's President.  Also disclose that Benjamin Chung is the CEO of Epik Investment Limited, making the agreement between related parties.  Provide all related party disclosures throughout the filing, including the disclosure required by Item 404 of Regulation S-K.

7.      Please disclose whether you made any purchases or sales of any air to water generators and, if not, why not.  For example, disclose whether any Lifetech AirWell Systems were ever manufactured for commercial use.

**Item 9A. Controls and Procedures, page 28**

8.      Please disclose how your principal executive officer and principal financial officer could conclude that your disclosure controls and procedures were effective in light of the fact that your Form 10-K was not signed and no material contracts or other exhibits were filed, including all contracts related to your change in business.

9.      We note your response to comment 4 in your letter dated March 21, 2014.  Please provide the disclosure that there were no changes in your internal control over financial reporting for the period ended April 30, 2013 pursuant to Item 308(c) of Regulation S-K.

Financial Statements

Note 2. Summary of Significant Accounting Policies—Revenue Recognition, page F-9

10.     We note your disclosure on page F-10 regarding your December 2012 distribution
        agreement with SunPlex Limited, including your statement that the distribution plan
        involves three phases and "[u]nder the terms of the agreement, the project has the
        potential to bring sales of up to $75 Million or more over the course of 5 years."  Please
        disclose that the three phases are not part of the distribution agreement, which
        contemplates that SunPlex has 30 days from receipt of evaluation units to perform all of
        its product testing as well as its due diligence assessment, subject to acceptance by
        SunPlex.  Also disclose that your reference to the potential for $75 million in sales under
        the agreement is based upon five year forecasts that are non-binding on SunPlex.

Form 10-Q/A for the period ended October 31, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

11.     Please revise your disclosure to comply with applicable comments on your Forms 8-K
        and your Form 10-K.

Unregistered Sale of Equity Securities and Use of Proceeds, page 16

12.     We note your response to comment 10.  Please disclose the unregistered sales of equity
        securities disclosed in Note 4 to the financial statements.  Provide all the information
        required by Item 701 of Regulation S-K, including the exemption claimed and the facts
        relied upon to make the exemption available.  For the September 17 and October 18,
        2013 issuances, please disclose the nature of the professional services provided to the
        company.  File any material consulting agreements as exhibits.

13.     For the September 14, 2013 issuance of Series A preferred stock to Mr. Paul Rosenberg,
        disclose all the material terms of the Series A preferred stock, including the additional
        rights and resulting control over the company afforded Mr. Rosenberg.  Also disclose
        that, while the certificate of designation of the Series A preferred stock does not state that
        it is convertible, the Share Cancellation/Exchange/Return to Treasury Agreement states
        that the preferred shares "are convertible and can be exchanged for a stated number of
        shares of the company's common stock."  Explain what this means and why the
        conversion terms are not designated.

Form 10-Q for the Quarterly Period Ended January 31, 2014

14.     We note your responses to comments 8 and 9 that all agreements related to the Lifetech business will be terminated and closed as of April 30, 2014. Please disclose this and discuss the impact this will have on the company.

Notes to the Financial Statements

Note 1. Business Description and Basis of Presentation, page 7
Note 3. Business Acquisition and Goodwill, page 10

15.     Please disclose the revenues and earnings of Vapolution for the quarterly period ended January 31, 2014, and revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period (May 1, 2012). Please reference ASC 805-10-50-2(h) for required disclosures.

16.     Please tell us and disclose the primary business reasons for the acquisition of Vapolution, including how this fits with your new business model. Also, please disclose the amount of acquisition related costs, if any, and where classified in your statement of operations for the quarterly period ended January 31, 2014.

Note 3. Business Acquisitions and Goodwill, page 10

17.     Please tell us in detail why the purchase price was not allocated to other intangible assets.

Note 5. Related Party Transactions, page 12

18.     We note that Mr. Rosenberg transferred 500,000 of his shares of common stock held in the Company's stock to Mr. Mark Linhorst, which were valued at $41,500 based on the price at the date of the grant, for his services as COO. Please tell us how this capital contribution has been accounted for in your financial statements.

Note 6. Subsequent Events, page 12

19.     Please revise the disclosure regarding VitaCig to be consistent with your response to comment 11 that the assets being contributed by the company to VitaCig consist solely of pending trademarks for the term "VitaCig."

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Business Overview, page 13

20.     Please describe the stage of development of each of your products and the extent to which they are commercially available.  Disclose the expected time table and costs to develop and make commercially available any products that are still in development.  Explain how you sell your products and in what geographic regions.

21.     Please discuss trends and uncertainties related to your new business, including the regulatory environment.

Results of Operations for the Nine Months Ended January 31, 2014 and 2013, page 13

22.     Please tell us and disclose in more detail the reason(s) for the increases in your revenues and expenses, and resulting increase in your net income (decrease in net loss) for the three and nine-month periods ended January 31, 2014 per Item 303 of Regulation S-K.  Describe the impacts of your current business model on financial results compared to revenues derived from the distribution agreement with Epik Investments under your old business model.  For example, separately disclose the amount of revenues attributable to sales of air to water generators, electronic cigarettes, and home-use vaporizers.  Discuss the nature of your costs of goods sold.

23.     Please disclose whether you made any payments under the earn-out provisions of the stock purchase agreement with the shareholders of Vapolution.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

•       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        William Robinson Eilers, Esq.